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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

PDI, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
69329V100
(CUSIP Number)
March 15, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	69329V100	Page	2	of	8

1	NAMES OF REPORTING PERSONS: Portfolio Logic, LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	32-0092779

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware USA

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		800,000

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		800,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	800,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	5.75%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	69329V100	Page	3	of	8

1	NAMES OF REPORTING PERSONS: Jeffrey D. Zients

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	USA

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		800,000

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		800,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	800,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	5.75%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No. 69329V100	Schedule 13G	Page 4 of 8 Pages
This Schedule 13G relates to the Common Stock, par value $0.01 per share (the “Common Stock”), of PDI, Inc., a Delaware corporation (the “Issuer”). This Schedule 13G is being filed jointly pursuant to Rule 13d-1(k)(1) of Regulation 13D-G of the Securities Exchange Act of 1934, as amended, on behalf of Portfolio Logic, LLC, a Delaware limited liability corporation (“Portfolio Logic”), and Jeffrey D. Zients, an individual (collectively, the “Reporting Persons”).

Item 1(a).	Name of Issuer

PDI, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices

Saddle River Executive Centre
1 Route 17 South
Saddle River, NJ 07458

Item 2(a).	Name of Person Filing

(1)	Portfolio Logic, LLC	(2)	Jeffrey D. Zients

Item 2(b).	Address of Principal Business Office, or, if none, Residence

(1)	600 New Hampshire Avenue, NW	(2)	600 New Hampshire Avenue, NW
	9th Floor		9th Floor
	Washington, DC 20037		Washington, DC 20037

Item 2(c).	Citizenship

(1)	Delaware USA	(2)	USA

Item 2(d).	Title of Class of Securities

Common Stock

Item 2(e).	CUSIP Number

69329V100

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
(e) ☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

CUSIP No. 69329V100	Schedule 13G	Page 5 of 8 Pages
(f) ☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g) ☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h) ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j) ☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
(a)	Amount Beneficially Owned: 800,000 .

(b)	Percent of class: 5.75% .

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: 0 .

(ii)	Shared power to vote or to direct the vote: 800,000 .

(iii)	Sole power to dispose or to direct the disposition of: 0 .

(iv)	Shared power to dispose or to direct the disposition of: 800,000

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:
☐

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

CUSIP No. 69329V100	Schedule 13G	Page 6 of 8 Pages

Not Applicable

Item 10.	Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 69329V100	Schedule 13G	Page 7 of 8 Pages
SIGNATURE
     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated as of March 23, 2006.
PORTFOLIO LOGIC LLC

By:	/s/ Jeffrey D. Zients
Jeffrey D. Zients
Managing Member
JEFFREY D. ZIENTS

By:	/s/ Jeffrey D. Zients
Jeffrey D. Zients

CUSIP No. 69329V100	Schedule 13G	Page 7 of 8 Pages
Exhibit 1
JOINT FILING AGREEMENT
     In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any amendments thereto) with respect to the common stock, par value $0.01 per share, of PDI, Inc. This Joint Filing Agreement shall be filed as an exhibit to the Statement on Schedule 13G.

PORTFOLIO LOGIC, LLC
Dated March 23, 2006	By:	/s/ Jeffrey D. Zients
Jeffrey D. Zients
Managing Member

JEFFREY D. ZIENTS
Dated March 23, 2006	By:	/s/ Jeffrey D. Zients
Jeffrey D. Zients